SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, C.D. 20542

                               FORM 11-K

X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934  for the fiscal
year ended December 31, 1999
or
X   TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from --- to ---

Commission file Number  1-12043

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

FAHNESTOCK & CO., INC. 401(k) PLAN
125 Broad Street
New York, New York 10004

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FAHNESTOCK VINER HOLDINGS INC.

Suite 1110, P.O. Box 2015
20 Eglinton Avenue West
Toronto, Ontario, Canada M4R 1K8

REQUIRED INFORMATION

ITEM 1. Not applicable
ITEM 2. Not applicable
ITEM 3. Not applicable
ITEM 4. Financial Statements and Supplemental Information


FAHNESTOCK & CO.,INC. 401(k) PLAN
FINANCIAL STATEMENTS AND SCHEDULES

INDEX
Report of Independent Accountants
Financial Statements:
   Statements of Net Assets Available for Benefits as of
   December 31, 1999 and 1998

   Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999

Notes to Financial Statements

Supplemental Schedules:
   Schedule I - Item 27a - Schedule of Assets Held for
   Investment as of December 31, 1999


REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees of the Fahnestock & Co., Inc. 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Fahnestock & Co., Inc. 401(k) Plan (the "Plan") as of December 31, 1999 and 1998 and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed on the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management.
The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 27, 2000

PricewaterhouseCoopers LLP



FAHNESTOCK & CO., INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                   DECEMBER 31,
                                              1999              1998
ASSETS:
Investments, at fair value             $71,995,055         $52,460,703

Contributions receivable from
Fahnestock & Co.Inc.                         7,133           1,811,294

Loans receivable from participants       1,289,030           1,023,100

Accrued income receivable                   35,513              43,558

Net assets available for benefits      $73,326,731         $55,338,655

The accompanying notes are an integral part of these financial statements.


FAHNESTOCK & CO., INC 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1999

Additions to net assets attributed to:
   Investment income:
      Net realized and unrealized gains on investments           $9,601,694
   Interest                                                         280,135
   Dividends                                                        710,290

Net investment income                                            10,592,119

Contributions:
   Participants                                                   9,296,666
   Employer                                                       2,333,051

Total contributions                                              11,629,717

Total additions                                                  22,221,836

Deductions from net assets attributed to:
   Benefits paid to participants                                  4,233,760

Net increase                                                     17,988,076

Net assets available for benefits:
   Beginning of year                                             55,338,655

   End of year                                                  $73,326,731

The accompanying notes are an integral part of these financial statements.


FAHNESTOCK & CO., INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1.  Description of the Plan:
The following description of the Fahnestock & Co., Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General:
The Plan was established on January 1, 1987 and was amended and restated to add a profit-sharing provision effective January 1, 1991. The Plan was subsequently amended effective January 1, 1998 to change the rates used in computing the discretionary profit sharing contribution from Fahnestock & Co. Inc. (the "Company").

Effective January 1, 1999, employees of the First of Michigan division of the Company became eligible to participate in the Plan.

Employees of the Company who are 21 and have completed one year of service shall be eligible to receive an allocation of the discretionary profit sharing contribution. Employees of the Company who are 21 and have completed six months of service shall be eligible to make elective deferrals into the Plan.

Allocation Provisions:
Under the terms of the Plan, the individual makes all investment decisions with respect to his/her account balance, subject to available investment alternatives. Participants should refer to the respective fund prospectus for a more complete description of the investment objectives. These include:

Bond Fund - Funds are invested in U.S. government and high quality U.S. corporate securities.

Money Market Fund - Funds are invested in the Fahnestock Prime
Cash Series Fund.

Vanguard Index Trust Fund - Funds are invested in shares of a registered investment company that invests in large capitalization stocks that is designed to replicate the performance of the Standard and Poors 500 Index.

AIM Value Fund - Funds are invested in shares of a registered investment company that seeks long term growth by investing in under valued securities.

MFS Emerging Growth Fund - Funds are invested in shares of a registered investment company that seeks long term growth by primarily investing in stocks of small and emerging companies.

Templeton World Fund - Funds are invested in shares of a registered investment company that seeks long term growth by investing in companies throughout the world.

Putnam Fund for Growth and Income - Funds are invested in shares of a registered investment company that seeks capital growth and current income.

Certificate of Deposit Fund - Funds are invested in certificates of deposits and the Fahnestock Prime Cash Series Fund.

Fahnestock Viner Holdings Inc. Common Stock Fund - Funds are invested in common stock of the Company's parent, Fahnestock
Viner Holdings Inc.

Ivy U.S. Emerging Growth Fund - Funds are invested in shares of a registered investment company that seeks long-term capital growth primarily through investment in equity securities. The assets of the Hudson Capital Appreciation Fund were merged into the Ivy U.S. Emerging Growth Fund in 1999.

Company Contributions:
As discussed above, the Company may contribute to the Plan a discretionary profit-sharing amount (the "Employer Regular
Contribution"). The Employer Regular Contribution is determined by its Board of Directors and is subject to guidelines set forth in the Plan description.

Employer Regular Contributions for the year ending December 31, 1999 were determined as follows:
2.0% of the first $30,000 of a participant's compensation;
5.0% of the next $10,000 of a participant's compensation;
6.0% of the next $25,000 of a participant's compensation;
6.2% of the next $35,000 of a participant's compensation;
2.5% of the next $60,000 of a participant's compensation; and 0% above $160,000 of a participant's compensation.

If participants elect to receive their Employer Regular Contribution in the form of common stock of Fahnestock Viner Holdings Inc. ("Holdings"), the Company may make an additional contribution of Holdings common stock up to or equal to 15 percent of the purchase price of the common stock (the "Employer Stock Contribution") at the discretion of the Directors of the Board. For the year ended December 31, 1999 approximately $131,000 was contributed by the Company under this provision and is included in the Company contribution of approximately $2,333,000.

Employees may make salary deferral contributions of up to 14% of compensation. Current law limits participant deferrals to $10,000 for the plan year ended December 31, 1999.

Vesting:
All participants are immediately and fully vested in all Employee
Elective Deferrals and the income derived from the investment of such contributions.

Participants will be vested in the Employer Regular Contributions plus the income derived thereon upon the completion of service with the Company or an affiliate at the following rate:
Less than 3 years of service  0%
After 3 years of service     20%
After 4 years of service     40%
After 5 years of service     60%
After 6 years of service     80%
After 7 years of service    100%

All years of service with the Company or an affiliate are counted to determine a participant's nonforfeitable percentage except years of service before the Plan was restated in 1991. Participants will be 100 percent vested in the additional portion of the Employer Stock Contributions only upon completion of 5 years service.

At December 31, 1999, forfeited nonvested accounts totaled approximately $201,000. These accounts will be used to reduce future employer contributions. The 1999 employer contributions included approximately $100,000 from forfeited nonvested accounts.

Company Qualified Matching and Qualified Non-Elective
Contributions as defined in the Plan document, if required, are fully vested when made. No payment was required during the year ended
December 31, 1999.

Notwithstanding the vesting schedules specified above, with respect to retirement, a participant's right to his or her accounts will be nonforfeitable upon the attainment of: the later of age 65 or the fifth anniversary of the participation commencement date; death; or disability, as defined.

Payment of Benefits:
Payment of vested benefits under the Plan will be made in the event of a participant's termination of employment, death, retirement, or financial hardship and may be paid in either a lump-sum distribution or over a certain period of time as determined by IRS rules or by participant election.

Loans to Participants:
Loans are made available to all participants. Loans must be adequately collateralized using not more than fifty percent of the participant's vested account balance and bear a fixed interest rate of 8%. Loan and interest payments are applied to fund balances from which proceeds were drawn unless otherwise specified by the participant.

Income Tax Status:
The Plan received a determination letter on August 2, 1994, from the Internal Revenue Service (IRS) qualifying the Plan under the IRS code as exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

2.  Significant Accounting Policies:
Securities transactions are recorded on a trade date basis with gains and losses reflected in income. Interest and dividend income are recorded on the accrual basis.

Investments are stated at fair value, based on quoted market prices for valuation of common stock, debt obligations, and mutual funds. Assets held in money market accounts are valued at cost which approximates fair value.

Benefits are recorded when paid.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and contribution to, and deductions from net assets during the reporting period. Actual results could differ from those estimates.

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are subject to interest rate, market and credit risks.

Due to the risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.  Related Parties:
The Company acts as investment advisor, administrator and custodian of the Plan assets in the Bond Fund, the Money Market Fund, the Certificate of Deposit Fund, and the Fahnestock Viner Holdings Inc. Common Stock Fund, executes the Plan's transactions, and provides accounting and other administrative services for which no charge is made to the Plan.

The Trustees of the Plan are also officers and directors of the Company.

4.  Concentration of Investments:
The following investments represent 5% or more of net assets available for plan benefits as of December 31, 1999:

                                                       Percent of Net
                                                       Assets Available
Investment                        Market Value         for Plan Benefits

Fahnestock Prime Cash Series
  Held by: Money Market Fund       $6,431,395
           Bond Fund                   51,210
           Certificate of
             Deposit Fund              37,866
Total Fahnestock Prime Cash Series  6,520,471           8.89%

Fahnestock Viner Holdings Inc.
Common Stock Fund                  10,449,000          14.25%
Vanguard Index Trust Fund          12,805,665          17.46%
AIM Value Fund                     15,083,546          20.57%
MFS Emerging Growth Fund           11,088,368          15.12%
Templeton World Fund                5,534,056           7.55%
Ivy U.S. Emerging Growth Fund       4,918,764           6.71%

5.  Plan Termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of the Plan termination, participants will become 100 percent vested in their contributions and related investment earnings.

6.  Subsequent Events:
In January 2000 the Plan received the employer contribution which was Vested in accordance with the participants' elections.


SCHEDULE I
FAHNESTOCK & CO., INC. 401(k) PLAN
ITEM 27a - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES
December 31, 1999
                                       Shares, Units                Fair or
Description                            or Face Value           Stated Value

Bond Fund:
Fahnestock Prime Cash Series Fund       51,211                      $ 51,211
Notes:
U.S. Treasury Notes, 5.50%,
 due April 15, 2000                    150,000                       149,954
U.S. Treasury Notes, 6.125%,
 due July 31, 2000                     100,000                       100,141
U.S. Treasury Notes, 6.125%,
 due September 30, 2000                250,000                       250,040
U.S. Treasury Notes, 6.375%,
 due September 30, 2001                150,000                       150,304
U.S. Treasury Notes, 6.00%,
 due July 31, 2002                     100,000                        99,406
U.S. Treasury Notes, 5.75%,
 due August 15, 2003                   100,000                        97,953
U.S. Treasury Notes, 7.25%,
 due May 15, 2004                      100,000                       103,016
U.S. Treasury Notes, 7.25%,
 due August 15, 2004                   125,000                       128,906
U.S. Treasury Notes, 6.50%,
 due August 15, 2005                   150,000                       150,000
U.S. Treasury Notes, 5.875%,
 due November 15, 2005                 100,000                        97,078
U.S. Treasury Notes, 6.50%,
 due October 15, 2006                  100,000                        99,734
U.S. Treasury Notes, 6.50%,
 due October 15, 2006                  150,000                       149,601
U.S. Treasury Notes, 6.25%,
 due February 15, 2007                 100,000                        98,391
U.S. Treasury Notes, 6.125%
 Due August 15, 2007                   100,000                        97,500
U.S. Treasury Notes, 5.625%,
 due May 15, 2008                      100,000                        94,062

Total Notes                          1,875,000                     1,866,086

Total Bond Fund                                                    1,917,297

Fahnestock Viner Holdings Inc.
 Common Stock Fund                     696,600                    10,449,000

Vanguard Index Trust Fund               94,625                    12,805,665

Money Market Fund:
Fahnestock Prime Cash Series Fund    6,431,395                     6,431,395

Certificate of Deposit ("C.D.")Fund:
Fahnestock Prime Cash Series Fund       37,866                        37,866

Merrick BC Murray C.D. 5.50%
 due May 29, 2001                    1,295,000                     1,295,000

Total C.D. Fund                                                    1,332,866

Ivy U.S. Emerging Growth Fund          104,013                     4,918,764

AIM Value Fund                         308,899                    15,083,546

MFS Emerging Growth Fund               178,456                    11,088,368

Templeton World Fund                   296,097                     5,534,056

Putnam Fund for Growth and Income      129,819                     2,434,098

Total investments                                                 71,995,055


Loans to Participants
                  Number      Interest   Maturity
Description       of loans    rate       Dates

Participant loans    150      8%        January 2000 -
                                        May 2023                   1,289,030

Total assets held for investment                                 $73,284,085


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees for the Fahnestock & Co., Inc. 401(k) Plan have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

FAHNESTOCK & CO., INC. 401(k) PLAN

/s/ A.G. Lowenthal
Albert G. Lowenthal, as Trustee of the
Fahnestock & Co., Inc. 401(k) Plan

Date: June 28, 2000

EXHIBIT INDEX

Exhibit No.     Description
23              Consent of Independent Accountants